Exhibit 99.3

i-80 Gold Corp.

(the “Corporation”)

FORM OF PROXY (“PROXY”)

Annual and Special Meeting
May 9, 2023 at 4:00 p.m. (Toronto time)

Bennett Jones LLP, One First Canadian Place, 100 King Street West,

Suite 3400, Toronto, Ontario, M5X 1A4

(the “Meeting”)

RECORD DATE:	March 31, 2023
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	May 5, 2023 at 4:00 p.m. (Toronto time)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Ewan Downie, whom failing Ron Clayton, or failing both of them Ryan Snow (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -
RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES
1. Number of Directors	FOR	AGAINST
To Set the Board at 8.	☐	☐
2. Election of Directors	FOR	WITHHOLD
a) Ron Clayton	☐	☐
b) Ewan Downie	☐	☐
c) Eva Bellissimo	☐	☐
d) John Begeman	☐	☐
e) John Seaman	☐	☐
f) Greg Smith	☐	☐
g) Arthur Einav	☐	☐
h) Christina McCarthy	☐	☐
3. Appointment of Auditor	FOR	WITHHOLD
Appointment of Grant Thornton LLP (USA) as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.
3.	If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.	This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5.	Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.
7.	To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.	If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

https://www.tsxtrust.com/t/investor-hub/forms/investor-insite- registration

Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

www.tsxtrust.com

VANCOUVER CALGARY TORONTO MONTRÉAL

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements and MD&A.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Corporation and as such request

     ☐    Annual Financial Statements with MD&A

If you are casting your vote online and wish to receive financial statements,

please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

i-80 Gold Corp.

2023